

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2023

Jennifer Fulk
Chief Financial Officer
Talkspace, Inc.
.
.

      Re: Talkspace, Inc.
           Form 10-K for the fiscal year ended December 31, 2021
           Filed February 25, 2022
           File No. 001-39314

Dear Jennifer Fulk:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Industrial Applications and Services

cc: John Reilly, General Counsel